5300 Town and Country Blvd., Suite 500 Frisco, Texas 75034

May 26, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Laura Nicholson

Re:	Comstock Resources, Inc.
Registration Statement on Form S-3, filed May 8, 2020
Form S-3/A Pre-Effective Amendment to Registration Statement on Form S-3, filed May 22, 2020
File No. 333-238113

Dear Ms. Nicholson:

On May 22, 2020, Comstock Resources, Inc. (the “Registrant”) filed Form S-3/A Pre-Effective Amendment No. 1 to its Registration Statement on Form S-3 (File No. 333-238113). Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-238113), as amended, so that the same will become effective on June 1, 2020 at 9:00 a.m. Eastern Time, or as soon as practicable thereafter.

Very truly yours, COMSTOCK RESOURCES, INC.

/s/ Roland O. Burns
Roland O. Burns
President and Chief Financial Officer

cc:	Locke Lord LLP
Jack Jacobsen